Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	FISCAL YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002	2001
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	52,472	33,971	4,729	6,534	7,579	317
Assumed interest element in rent	1,693	1,513	888	459	427	324

Total fixed charges:	54,165	35,484	5,617	6,993	8,006	641
Preference security dividend	—	—	6,775	6,591	6,412	222

Total fixed charges and preference security dividends	54,165	35,484	12,392	13,584	14,418	863
Earnings:
Income before income taxes	167,930	269,843	157,069	188,710	9,032	4,412
Fixed charges (per above)	54,165	35,484	5,617	6,993	8,006	641

Total earnings	222,095	305,327	162,686	195,703	17,038	5,053

Ratio of earnings to fixed charges and preference security dividends	4.1 X	8.6 X	13.1 X	14.4 X	1.2 X	5.9 X